SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT DIVESTED ITS SHARE OWNERSHIP IN CAMINTEL

Jakarta, August 19, 2005 – PT Indosat Tbk (“Indosat” or “the Company”) announced the signing of the Conditional Sale and Purchase Agreement (“Agreement) for its 49% share ownership in Camintel SA (“Camintel”), a joint venture company of Indosat and the Kingdom of Cambodia. The Agreement was signed between Indosat and AZ Communication, a Cambodian based Company.

This divestment is conducted in conjunction with Indosat’s strategy to focus on cellular business and to streamline investment in non-core subsidiaries.

The sale of Indosat’s share in Camintel amounted to US$ 1,500,000 will be received by Indosat pursuant the fulfillment of all conditions of the Agreement and contingent upon the approval from the Council for Development of Cambodia (“CDC”) and Ministry of Commerce (“MOC”) of the Kingdom of Cambodia.

The investment in Camintel was initiated in 1995. The sale value of Indosat’s share ownership in Camintel is approximately at its recorded book value.

Indosat is a leading telecommunication and information provider that provides : cellular  (Mentari, Matrix and IM3),  IDD (IDD 001, IDD 008 and FlatCall 016), and fixed telecommunication services (StarOne), Multimedia, Data communications and  Internet (MIDI).  Indosat's shares are listed on the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE:IIT).

For further information please contact :

Corporate Secretary

Telp : 62-21-3869 614

Fax : 62-21-380 4045

E-mail: investor@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date  : August 22, 2005

By  :

_______________________________

Name :   Hasnul Suhaimi

   Title   :    President Director